GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All amounts in $US unless stated otherwise)

GOLDCORP DELIVERS STRONG FREE CASH FLOW AS THIRD QUARTER GOLD PRODUCTION INCREASES 42%

Vancouver, British Columbia, October 29, 2015 – GOLDCORP INC. **(TSX: G, NYSE: GG)** today reported record third quarter gold production[1] of 922,200 ounces, an increase of 42% compared to gold production of 651,700 ounces in the third quarter of 2014. Adjusted quarterly revenues[1] were $1.3 billion. Adjusted operating cash flow[1,2] was $374 million, compared to $399 million for the third quarter of 2014. Free cash flow[3] was $243 million, compared to negative free cash flow of $355 million for the third quarter of 2014.

The reported net loss attributable to shareholders of Goldcorp for the quarter was $192 million, or $0.23 per share, compared to a net loss of $44 million, or $0.05 per share, for the third quarter of 2014. The adjusted net loss[1,4] was $37 million, or $0.04 per share, compared to adjusted net earnings of $70 million, or $0.09 per share, for the third quarter of 2014. Included in the adjusted net loss is a reduction in the carrying values of inventory stockpiles of $40 million, or $0.05 per share.

Third Quarter 2015 Highlights

- Gold sales[1] of 942,600 ounces; gold production of 922,200 ounces.
- Free cash flow of $243 million before dividends; $168 million after dividends.
- Revolving credit facility fully repaid.
- Adjusted revenues of $1.3 billion.
- All-in sustaining costs[1,5] of $848 per ounce.
- Adjusted operating cash flow of $374 million.
- Adjusted net loss of $37 million, or $0.04 per share.
- 2015 production and cost guidance re-confirmed.
- Announced joint venture (50/50) with Teck Resources Limited ("Teck") to combine El Morro and Relincho projects into a single project.

"Our third quarter results highlight the essence of Goldcorp's investment proposition: growing gold production, declining all-in sustaining costs and decreasing capital spending resulting in strong, sustained free cash flow, despite lower metals prices" said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Record quarterly gold production, successful cost containment efforts and the wind-down of a capital investment program that has brought two high-quality gold mines into commercial production this year contributed to quarterly free cash flow of $243 million. The benefit of managing a strong portfolio of mines was illustrated in the quarter as good results at Peñasquito, Cerro Negro and Musselwhite more than offset lower-than-expected production from Éléonore as the mine continues to ramp up. As a result, we remain on track to meet the upper end of our production guidance of between 3.3 and 3.6 million ounces at all-in sustaining costs of between $850 and $900 per ounce. Our focus over the balance of 2015 and into 2016 is on vigilant management of our costs in the current gold price environment, successful replacement of mined gold reserves and the prudent allocation of free cash flow to fortify our already-strong balance sheet and fund the next wave of Goldcorp's promising organic growth opportunities."

Financial Review

Third quarter gold sales were 942,600 ounces at an average realized gold price of $1,114 per ounce on production of 922,200 ounces, compared to sales of 641,400 ounces at an average realized gold price of $1,266 per ounce on production of 651,700 ounces for the third quarter of 2014. Silver production totaled 11.3 million ounces compared to 7.8 million ounces in the prior year's third quarter. All-in sustaining costs were $848 per ounce of gold for the third quarter of 2015 compared to $1,066 per ounce in the third quarter of 2014.   Excluding non-cash inventory impairments at Los Filos and Peñasquito, all-in sustaining costs for the third quarter of 2015 would have been $802 per ounce.

Adjusted revenues for the third quarter totaled $1.3 billion. The reported net loss attributable to shareholders of Goldcorp for the third quarter was $192 million, or $0.23 per share, compared to a net loss of $44 million, or $0.05 per share, for the third quarter of 2014. Adjusted net loss for the third quarter totaled $37 million, or $0.04 per share, compared to adjusted net earnings of $70 million, or $0.09 per share, for the third quarter of 2014.

The adjusted net loss for the third quarter of 2015 primarily excludes the unrealized losses from the foreign exchange translation of deferred income tax assets and liabilities ($158 million, or $0.19 per share). The adjusted net loss includes the impact of non-cash stock-based compensation expenses which amounted to approximately $14 million, or $0.02 per share, for the quarter. Adjusted operating cash flow for the third quarter was $374 million, compared to $399 million for the third quarter of 2014.

Canada

At Éléonore in Quebec, third quarter safe gold production totaled 86,700 ounces at an all-in sustaining cost of $974 per ounce. Production increased over the prior quarter as a result of the expansion of underground mining from two to four horizons, in addition to successful mine optimization initiatives.   Stoping productivity and mining flexibility continued to improve, contributing to higher underground mine tonnage quarter over quarter. Throughput during the quarter averaged 6,500 tonnes per day. While recoveries in the third quarter were impacted by the presence of iron sulphides in certain production stopes, metallurgical studies are underway that are expected to minimize the effect on future recoveries.

As previously reported on September 8, 2015, initial production stopes at Éléonore are encountering folding and faulting resulting in higher dilution and therefore lower than planned mined grades and gold production. The folding is of varying intensities and is estimated to affect approximately 10% of the overall Éléonore deposit. The Éléonore team continues to work on adjusting stope designs to minimize these impacts.

Work on the Éléonore crown pillar pre-feasibility study continued to advance during the third quarter. Major activities included the successful completion of summer field work, underground and surface infrastructure and stope sequencing determination of the dike location, and permitting and stakeholder engagement efforts. The pre-feasibility study is on track to be completed by the end of 2015.

Safe gold production at Red Lake in Ontario in the third quarter totaled 77,600 ounces at an all-in sustaining cost of $1,028 per ounce.   Production decreased over the prior quarter as a result of lower grades from remnant pillar mining at the Campbell Complex, the acceleration of development in the Sulphide Zones and lower-than-expected grades in the Footwall Zone.   An exploration drift to access the HG Young discovery at depth continued to advance north on the 14 Level at the Campbell Complex. The drift provides a new platform for follow-up drilling down plunge of positive intercepts from the ongoing surface exploration program at HG Young.

At Cochenour, exploration drilling continued to assess the core area of the deposit as well as at the tram level, where there have been changes in the orientation of the veins from prior interpretations. Detailed interpretation and analysis is ongoing to support final mine planning and infrastructure. Processing of mill feed from the initial sill-development work was consistent with expectations.   Work is ongoing to define the timing of initial stope production and ramp up of Cochenour feed for processing at Red Lake.

At Porcupine in Ontario, safe gold production for the third quarter was 71,000 ounces at an all-in sustaining cost of $882 per ounce.   Production decreased over the prior quarter due to lower gold grades, driven primarily by the mining of lower-grade stopes at the Hoyle Pond underground, partially offset by higher tonnage milled as a result of improved mill operations during the quarter. The Hoyle Deep project, which will enable efficient access to lower portions of the Hoyle Pond deposit, continued to progress and remains on track to be fully operational in the first quarter of 2016. At the Hollinger open pit, the environmental control berm was completed in mid-October, enabling mining to take place 24 hours a day.

At the Borden project 160 kilometres west of Porcupine, studies are underway to determine the optimization of a combined Borden-Porcupine operation. Options to access the deposit from underground are currently being evaluated in preparation for permit applications.   Surface diamond drilling continued during the third quarter with seven drills on site.   The current exploration activity in this new gold district remains focused on in-fill drilling with a target to convert a portion of the resources into reserves at the end of 2015.

Safe gold production at Musselwhite in Ontario increased over the prior quarter to 71,000 ounces as a result of higher mill throughput and increased grades. Musselwhite's all-in sustaining cost continued to be among the lowest in the portfolio at $697 per ounce. The focus of the exploration program during the third quarter was on reserve replacement. Drilling concluded late in the third quarter on the West Limb zone and the Upper Lynx zone with positive results showing continuity of mineralization in both areas. All critical exploration development for the year is complete.

Latin America

At Peñasquito in Mexico, safe gold production totaled 236,800 ounces for the quarter at an all-in sustaining cost of $467 per ounce. Production was driven primarily by higher gold grades in sulphide as a result of positive model reconciliation. In light of continued strong performance, production at Peñasquito will exceed 2015 guidance of between 700,000 and 750,000 ounces.

Construction of the Northern Well Field ("NWF") remained suspended throughout the third quarter of 2015 due to an illegal blockade by a local community. Peñasquito continues to seek a fair resolution of this matter with the community, while taking steps to enforce its contractual rights. Peñasquito is also advancing alternatives for completion of the project without crossing through the affected community lands. Contingency planning is ongoing for fresh water supply to the Peñasquito mine until the NWF project is operational. The Company believes that there will be timely resolution of this matter to meet the future water needs of Peñasquito.

The Metallurgical Enhancement Project ("MEP") feasibility study continued, which included completion of pilot testing, confirming capital estimates and concentrate marketing studies. The feasibility study remains on schedule to be completed in early 2016.

At the Camino Rojo project, ongoing pre-feasibility study work is focused on the evaluation of Camino Rojo as a supplemental source of sulphide feed to the existing Peñasquito facility, in addition to a smaller, stand-alone oxide heap leach facility. An update of the geologic model continued during the third quarter and metallurgical testing of sulphide, transition and oxide zones is ongoing. The pre-feasibility study is on track to be completed in 2016.

Safe gold production at Los Filos in Mexico for the third quarter of 2015 totaled 70,300 ounces at an all-in sustaining cost of $1,442 per ounce. Increased production over the prior quarter was a result of higher ore processed. The 2015 exploration program to enhance deeper phases of the El Bermejal pit and extend high grade zones for underground mining was completed. A new life-of-mine plan is progressing with a focus to maximize return on investment in the current lower price metals environment and is expected to be completed by the end of 2015.

At Cerro Negro in Argentina, third quarter safe gold production totaled 135,700 ounces at an all-in sustaining cost of $731 per ounce, driven by the continued strong ramp-up at both the Mariana Central and Eureka mines. Total tonnes milled increased resulting in an average throughput rate of 3,697 tonnes per day for the quarter. Average milling rates for September surpassed the nameplate capacity of 4,000 tonnes per operating day. Exploration in the third quarter continued to focus on surface resource confirmation drilling. The current drilling program is progressing as planned, expanding resources at the Marianas Complex, particularly at the newly-discovered Emilia vein. The Bajo Negro expansion was completed in the third quarter and the results will be included within the year-end resource update.

On September 30, 2015, a work stoppage took place at Cerro Negro by miners represented by the Asociacion Obrera Minera Argentina, Province of Santa Cruz. All work activity resumed on October 5, 2015 following the declaration of a mandatory minimum 15-day conciliation period by the Santa Cruz Provincial Secretariat of Labour. Subsequent to the expiration of the conciliation period productive negotiations continue. The Company remains committed to working cooperatively with union representatives and government authorities on a fair and equitable resolution.

At the Pueblo Viejo joint venture in the Dominican Republic, Goldcorp's share of third quarter safe gold and silver production totaled 115,000 ounces and 502,700 ounces, respectively, at an all-in sustaining cost of $585 per ounce. Gold production increased over the prior quarter as a result of higher tonnes processed, grades and recoveries. Silver production increased primarily due to higher recoveries. Tonnage processed was higher in the third quarter due to the prior quarter being impacted by autoclave and counter current decantation thickener maintenance. Silver recoveries were higher due to the shut-down of the lime boil tanks during autoclave maintenance in the prior quarter.

At El Morro in Chile, an agreement was reached with Teck on August 27, 2015 to combine the El Morro and Relincho projects into a 50/50 joint venture. In addition, an agreement was reached with New Gold to acquire New Gold's 30% interest in the El Morro project for $90 million in cash upon closing, and a 4% gold stream on future gold production from the El Morro property. Closing of both transactions is expected to occur in the fourth quarter of 2015. The project will undertake extensive engagement with communities and other stakeholders to help guide the project's development. In combination with community consultation, a pre-feasibility study is expected to commence in mid-2016.

2015 Guidance Outlook

The Company today reconfirmed 2015 production guidance, expected to be at the upper-end of between 3.3 and 3.6 million gold ounces. All-in sustaining costs are expected to be between $850 and $900 per gold ounce; $500 and $550 per ounce on a by-product basis; and $625 to $675 per ounce on a co-product basis. Depreciation, depletion and amortization ("DD&A") will increase to $450 per gold ounce from the previous guidance of $425 per gold ounce due primarily to production coming from our newer and higher DD&A per ounce sites and additional assets placed in service earlier than anticipated. Capital spending guidance remains unchanged at between $1.2 billion and $1.4 billion for 2015. Corporate administration expense guidance, excluding share-based compensation, is expected to be approximately $170 million in 2015. Excluding the impacts of foreign exchange on current and deferred tax assets and liabilities and excluding the dilution and disposition gains on the sale of mining interests and the related taxes, the Company continues to expect an annual effective tax rate on adjusted earnings subject to income tax of 45% in 2015.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas. A portfolio of long-lived, high-quality assets positions the Company to deliver long-term value.

This release should be read in conjunction with Goldcorp's third quarter 2015 interim consolidated financial statements and MD&A report on the Company's website, in the "Investor Resources – Reports & Filings" section under "Quarterly Reports".

A conference call will be held on October 29, 2015 at 10:00 a.m. (PDT) to discuss the third quarter results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-340-2216 for calls from outside Canada and the US. A recorded playback of the call can be accessed after the event until November 29, 2015 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US. Pass code: 2588552. A live and archived audio webcast will also be available at www.goldcorp.com.

(1) The Company has included non-GAAP performance measures on an attributable (or Goldcorp's share) basis throughout this document. Attributable performance measures include the Company's mining operations, including its discontinued operation, and projects, and the Company's share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company's operating and economic performance, and reflects the Company's view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to note 10 of the Q3 2015 Financial Statements for a reconciliation of adjusted revenues to reported revenues.

(2) Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which comprises Goldcorp's share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 42 of the Q3 2015 MD&A for a reconciliation of adjusted operating cash flows to reported net cash provided by operating activities.

(3) Free cash flow is a non-GAAP performance measure which the Company believes, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company's ability to generate cashflows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities, Goldcorp's share of expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid, and adding Goldcorp's share of net cash provided by operating activities

from Alumbrera and Pueblo Viejo. Refer to page 42 of the Q3 2015 MD&A for a reconciliation of free cash flows to reported net cash provided by operating activities.

(4) Adjusted net earnings (loss) and adjusted net earnings (loss) per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 41 of the Q3 2015 MD&A for a reconciliation of adjusted net earnings (loss) to reported net earnings (loss) attributable to shareholders of Goldcorp.

(5) For 2014, the Company adopted an "all-in sustaining cost" non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold. All-in sustaining costs include by-product cash costs, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion and amortization. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis. Refer to page 39 of the Q3 2015 MD&A for a reconciliation of all-in sustaining costs.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, the ability of the parties to satisfy the conditions of and to complete the Project Corridor transaction (the "Transaction") with Teck Resources and the transaction with New Gold to acquire the remaining 30% of the El Morro Project (the "New Gold Transaction"), the development of Project Corridor as a mine, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, development at existing mines, permitting timelines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, the completion of technical studies and reports, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", or "does not expect", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon certain estimates and assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous estimates and assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, the Transaction or the New Gold Transaction not being completed as planned, mining operational and development risks, increased costs, delays, suspensions and technical challenges associated with capital projects, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead, zinc and other commodities; possible variations in ore reserves, grade or recovery rates; the risk that the Transaction or the New Gold Transaction is not completed as planned, mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2014 available at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included or incorporated by reference in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
www.goldcorp.com

SUMMARIZED FINANCIAL RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL RESULTS

(in millions of United States dollars, except per share amounts and where noted)

Goldcorp's share [1]	Three Months Ended September 30 2015	2014
Revenues	**1,299**	1,088
Gold produced (ounces)	**922,200**	651,700
Gold sold (ounces)	**942,600**	641,400
Silver produced (ounces)	**11,313,500**	7,815,800
Silver sold (ounces)	**11,036,600**	8,454,400
Copper produced (thousands of pounds)	**12,300**	16,800
Copper sold (thousands of pounds)	**14,700**	18,600
Lead produced (thousands of pounds)	**49,200**	37,000
Lead sold (thousands of pounds)	**49,100**	41,400
Zinc produced (thousands of pounds)	**111,500**	81,000
Zinc sold (thousands of pounds)	**118,700**	85,400
Average realized gold price (per ounce)	**$ 1,114**	$ 1,266
Average London spot gold price (per ounce)	**$ 1,124**	$ 1,282
Average realized silver price (per ounce)	**$ 13.01**	$ 15.71
Average London spot silver price (per ounce)	**$ 14.91**	$ 19.75
Average realized copper price (per pound)	**$ 2.29**	$ 2.98
Average London spot copper price (per pound)	**$ 2.38**	$ 3.17
Average realized lead price (per pound)	**$ 0.76**	$ 0.98
Average London spot lead price (per pound)	**$ 0.78**	$ 0.99
Average realized zinc price (per pound)	**$ 0.75**	$ 1.07
Average London spot zinc price (per pound)	**$ 0.84**	$ 1.05
Total cash costs – by-product (per gold ounce)	**$ 597**	$ 597
Total cash costs – co-product (per gold ounce)	**$ 670**	$ 682
All-in sustaining costs (per gold ounce)	**$ 848**	$ 1,066
All-in costs (per gold ounce)	**$ 949**	$ 1,566

Production Data:

		2015	2014
Red Lake mines:	Tonnes of ore milled	**160,600**	164,400
	Average mill head grade (grams per tonne)	**15.69**	20.80
	Gold ounces produced	**77,600**	99,600
	Total cash costs – by-product (per ounce)	**$ 601**	$ 533
	All-in sustaining costs (per ounce)	**$ 1,028**	$ 955
Porcupine mines:	Tonnes of ore milled	**1,115,700**	1,123,600
	Average mill head grade (grams per tonne)	**2.16**	2.22
	Gold ounces produced	**71,000**	74,300
	Total cash costs – by-product (per ounce)	**$ 725**	$ 663
	All-in sustaining costs (per ounce)	**$ 882**	$ 946

SUMMARIZED FINANCIAL RESULTS

(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended September 30	
		2015	2014
Production Data (Cont.):			
Musselwhite mine:	Tonnes of ore milled	**320,600**	263,600
	Average mill head grade (grams per tonne)	**7.28**	7.67
	Gold ounces produced	**71,000**	62,500
	Total cash costs – by-product (per ounce)	**541**	654
	All-in sustaining costs (per ounce)	**697**	897
Éléonore mine:	Tonnes of ore milled	**536,000**	169,800
	Average mill head grade (grams per tonne)	**5.78**	4.20
	Gold ounces produced	**86,700**	18,300
	Total cash costs – by-product (per ounce)	$ **915** $	—
	All-in sustaining costs (per ounce)	$ **974** $	—
Peñasquito mines:	Tonnes of ore mined	**10,590,600**	8,709,700
	Tonnes of waste removed	**40,196,000**	38,173,700
	Tonnes of ore milled	**9,419,000**	10,446,900
	Average head grade (grams per tonne) – gold	**1.08**	0.59
	Average head grade (grams per tonne) – silver	**32.72**	23.21
	Average head grade (%) – lead	**0.34**	0.23
	Average head grade (%) – zinc	**0.76**	0.52
	Gold ounces produced	**236,800**	129,500
	Silver ounces produced	**7,472,300**	5,569,300
	Lead (thousands of pounds) produced	**49,200**	37,000
	Zinc (thousands of pounds) produced	**111,500**	81,000
	Total cash costs – by-product (per ounce)	$ **267** $	579
	Total cash costs – co-product (per ounce of gold)	$ **519** $	819
	All-in sustaining costs (per ounce)	$ **467** $	1,142
Los Filos mine:	Tonnes of ore mined	**4,737,200**	5,727,700
	Tonnes of waste removed	**11,299,900**	10,910,200
	Tonnes of ore processed	**4,719,600**	5,722,600
	Average grade processed (grams per tonne)	**0.82**	0.73
	Gold ounces produced	**70,300**	64,100
	Total cash costs – by-product (per ounce)	$ **1,275** $	623
	All-in sustaining costs (per ounce)	$ **1,442** $	808
Marlin mine:	Tonnes of ore milled	**318,700**	485,000
	Average mill head grade (grams per tonne) – gold	**4.28**	2.98
	Average mill head grade (grams per tonne) – silver	**192**	113
	Gold ounces produced	**41,800**	45,400
	Silver ounces produced	**1,837,300**	1,658,000
	Total cash costs – by-product (per ounce)	$ **216** $	478
	Total cash costs – co-product (per ounce)	$ **525** $	716
	All-in sustaining costs (per ounce)	$ **759** $	985

SUMMARIZED FINANCIAL RESULTS

(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended September 30	
		2015	2014
Production Data (Cont.):			
Cerro Negro mines:	Tonnes of ore milled	**340,100**	84,900
	Average mill head grade (grams per tonne) – gold	**13.09**	12.48
	Average mill head grade (grams per tonne) – silver	**167.2**	272.5
	Gold ounces produced	**135,700**	19,000
	Silver ounces produced	**1,501,200**	233,700
	Total cash costs – by-product (per ounce)	$ **610**	—
	Total cash costs – co-product (per ounce)	$ **661**	—
	All-in sustaining costs (per ounce)	$ **731**	—
Alumbrera mine (37.5% share):	Tonnes of ore mined	**3,636,700**	884,500
	Tonnes of waste removed	**5,077,700**	3,466,500
	Tonnes of ore milled	**2,933,100**	2,964,100
	Average mill head grade (grams per tonne) – gold	**0.25**	0.34
	Average mill head grade (%) – copper	**0.24**	0.32
	Gold ounces produced	**16,300**	22,800
	Copper (thousands of pounds) produced	**12,300**	16,800
	Total cash costs – by-product (per gold ounce)	$ **1,504** $	819
	Total cash costs – co-product (per gold ounce)	$ **1,047** $	1,006
	All-in sustaining costs (per gold ounce)	$ **1,925** $	1,404
Pueblo Viejo mine (40% share):	Tonnes of ore mined	**2,559,600**	1,599,700
	Tonnes of waste removed	**1,539,400**	2,002,900
	Tonnes of ore processed	**781,800**	655,600
	Average grade (grams per tonne) – gold	**5.23**	5.72
	Average grade (grams per tonne) – silver	**36.5**	33.9
	Gold ounces produced	**115,000**	112,200
	Silver ounces produced	**502,700**	354,800
	Copper (thousands of pounds) produced	**—**	—
	Total cash costs – by-product (per gold ounce)	$ **481** $	438
	Total cash costs – co-product (per gold ounce)	$ **497** $	481
	All-in sustaining costs (per gold ounce)	$ **585** $	559
Financial Data (including discontinued operations):			
Cash flows from operating activities		$ **443** $	192
Adjusted operating cash flows (Goldcorp's share) [2]		$ **374** $	399
Adjusted operating cash flows per share [2]		$ **0.45** $	0.49
Free cash flows		$ **243** $	(355)
Net (loss) earnings attributable to shareholders of Goldcorp Inc.		$ **(192)** $	(44)
Net (loss) earnings per share – basic		$ **(0.23)** $	(0.05)
Adjusted net (loss) earnings [3]		$ **(37)** $	70
Adjusted net (loss) earnings per share – basic [3]		$ **(0.04)** $	0.09
Weighted average shares outstanding (000's)		**830,203**	813,572

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended September 30			Nine Months Ended September 30	
		2015	2014		2015	2014
Revenues	$	1,098	$ 839	$	3,303	$ 2,601
Mine operating costs						
Production costs		(658)	(516)		(1,918)	(1,497)
Depreciation and depletion		(394)	(191)		(1,072)	(538)
		(1,052)	(707)		(2,990)	(2,035)
Earnings from mine operations		46	132		313	566
Exploration and evaluation costs		(11)	(12)		(39)	(29)
Share of net earnings of associates		7	15		23	131
Impairment of mining interests and goodwill		—	(19)		—	(19)
Corporate administration		(51)	(63)		(159)	(188)
(Loss) earnings from operations and associates		(9)	53		138	461
Losses on derivatives		(21)	(14)		(55)	(6)
Gain on dilution of ownership interest in associate		—	—		99	—
Gain on disposition of mining interest, net of transaction costs		—	—		315	18
Finance costs		(34)	(14)		(104)	(41)
Other income (expenses)		9	10		30	(12)
(Loss) earnings from continuing operations before taxes		(55)	35		423	420
Income tax expense		(136)	(83)		(355)	(185)
Net (loss) earnings from continuing operations		(191)	(48)		68	235
Net earnings from discontinued operations		—	4		46	2
Net (loss) earnings	$	(191)	$ (44)	$	114	$ 237
Net (loss) earnings from continuing operations attributable to:						
Shareholders of Goldcorp Inc.	$	(192)	$ (48)	$	67	$ 233
Non-controlling interest		1	—		1	2
	$	(191)	$ (48)	$	68	$ 235
Net (loss) earnings attributable to:						
Shareholders of Goldcorp Inc.	$	(192)	$ (44)	$	113	$ 235
Non-controlling interest		1	—		1	2
	$	(191)	$ (44)	$	114	$ 237
Net (loss) earnings per share from continuing operations						
Basic	$	(0.23)	$ (0.06)	$	0.08	$ 0.29
Diluted		(0.23)	(0.06)		0.08	0.28
Net (loss) earnings per share						
Basic	$	(0.23)	$ (0.05)	$	0.14	$ 0.29
Diluted		(0.23)	(0.05)		0.14	0.28

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In millions of United States dollars – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2015	2014	**2015**	2014
Net (loss) earnings	$ **(191)**	$ (44)	$ **114**	$ 237
Other comprehensive (loss) income, net of tax				
Items that may be reclassified subsequently to net (loss) earnings:				
Mark-to-market (losses) gains on available-for-sale securities	**(7)**	(10)	**(6)**	12
Reclassification adjustment for available-for-sale securities impairment losses included in net (loss) earnings	**2**	1	**6**	2
Reclassification adjustment for realized gain on disposition of available-for-sale securities recognized in net (loss) earnings	**—**	(5)	**(1)**	(10)
Reclassification of cumulative mark-to-market gains on shares of Probe Mines Ltd. on acquisition	**—**	—	**(3)**	—
	(5)	(14)	**(4)**	4
Items that will not be reclassified to net (loss) earnings:				
Remeasurements on defined benefit pension plans	**—**	3	**(1)**	(1)
Total other comprehensive (loss) income, net of tax	**(5)**	(11)	**(5)**	3
Total comprehensive (loss) income	$ **(196)**	$ (55)	$ **109**	$ 240
Total comprehensive (loss) income attributable to:				
Shareholders of Goldcorp Inc.	$ **(197)**	$ (55)	$ **108**	$ 238
Non-controlling interests	**1**	—	**1**	2
	$ **(196)**	$ (55)	$ **109**	$ 240

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2015	2014	2015	2014
Operating activities				
Net (loss) earnings from continuing operations	$ (191)	$ (48)	$ 68	$ 235
Adjustments for:				
Dividends from associates	—	38	7	105
Reclamation expenditures	(17)	(11)	(49)	(21)
Items not affecting cash:				
Write-down of inventories	43	41	43	41
Depreciation and depletion	394	191	1,072	538
Share of net earnings of associates	(7)	(15)	(23)	(131)
Impairment of mining interests and goodwill	—	19	—	19
Share-based compensation	14	19	44	59
Unrealized (gains) losses on derivatives	(4)	14	—	2
Gain on dilution of ownership interest in an associate	—	—	(99)	—
Gain on disposition of mining interests, net of transaction costs	—	—	(315)	(18)
Revision of estimates and accretion of reclamation and closure cost obligations	6	5	39	34
Deferred income tax expense	77	116	123	54
Other	1	5	3	12
Change in working capital	127	(186)	109	(212)
Net cash provided by operating activities of continuing operations	443	188	1,022	717
Net cash provided by operating activities of discontinued operations	—	4	7	23
Investing activities				
Acquisition of mining property, net of cash acquired	—	—	(43)	—
Expenditures on mining interests	(230)	(448)	(923)	(1,409)
Deposits on mining interests expenditures	(2)	(50)	(15)	(105)
Return of capital investment in associate	55	—	75	—
Proceeds from disposition of mining interests, net of transaction costs	—	—	788	193
Interest paid	(15)	(40)	(64)	(68)
Net purchases of money market investments and available-for-sale securities	(22)	(12)	(33)	(36)
Other	(1)	—	(2)	—
Net cash used in investing activities of continuing operations	(215)	(550)	(217)	(1,425)
Net cash (used in) provided by investing activities of discontinued operations	—	(2)	97	204
Financing activities				
Debt borrowings, net of transaction costs	—	—	—	988
Debt repayments	(2)	(913)	(14)	(944)
Net (repayment) draw down of revolving credit facility	(835)	550	(840)	550
Dividends paid to shareholders	(75)	(122)	(321)	(366)
Common shares issued	—	1	20	4
Other	—	—	21	—
Net cash (used in) provided by financing activities of continuing operations	(912)	(484)	(1,134)	232
Effect of exchange rate changes on cash and cash equivalents	1	—	—	—
Decrease in cash and cash equivalents	(683)	(844)	(225)	(249)
Cash and cash equivalents, beginning of the period	940	1,220	482	625
Cash and cash equivalents, end of the period	$ 257	$ 376	$ 257	$ 376

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars – Unaudited)

	At September 30 2015		At December 31 2014	
Assets				
Current assets				
Cash and cash equivalents	$	257	$	482
Money market investments		73		53
Accounts receivable		380		394
Inventories		639		772
Income taxes receivable		70		207
Assets held for sale		—		81
Other		94		158
		1,513		2,147
Mining interests				
Owned by subsidiaries		22,742		22,458
Investments in associates		1,667		2,087
		24,409		24,545
Goodwill		479		479
Investments in securities		32		43
Deposits on mining interests expenditures		5		32
Deferred income taxes		8		26
Inventories		225		249
Other		352		345
Total assets	$	27,023	$	27,866
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	688	$	1,039
Income taxes payable		77		45
Debt		177		150
Liabilities relating to assets held for sale		—		55
Other		101		167
		1,043		1,456
Deferred income taxes		5,078		4,959
Debt		2,522		3,442
Provisions		675		671
Income taxes payable		80		80
Other		332		83
Total liabilities		9,730		10,691
Equity				
Shareholders' equity				
Common shares, stock options and restricted share units		17,591		17,261
Accumulated other comprehensive loss		(10)		(5)
Deficit		(504)		(296)
		17,077		16,960
Non-controlling interest		216		215
Total equity		17,293		17,175
Total liabilities and equity	$	27,023	$	27,866